December 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Joint Insured Fidelity Bond

Domini Social Investment Trust

(File No. 811-5823)

Dear Sir/Madam:

On behalf of Domini Social Investment Trust and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we are submitting to you herewith the following documents:

(i)	a copy of the Joint Insured Fidelity Bond, as amended (No. 621-3944);

(ii)

a certified copy of the resolution of a majority of the board of trustees who are not “interested persons” of Domini Social Investment Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company; and

(iii)	a copy of the amended agreement between Domini Social Investment Trust and all the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1.

Domini Social Investment Trust has authorized us to advise you as follows:

(i)	Domini Social Investment Trust would have provided and maintained a single insured bond in the amount of $1,000,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

(ii)	Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2011, to November 1, 2012.

Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101

www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Sincerely,

/s/ Maurizio Tallini
Maurizio Tallini, CPA
Vice President and
Chief Compliance Officer